Exhibit 99.9

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries SE

ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES

Date of last notice	15 March 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	7 June 2012

No. of securities held prior to change

•   689,922 ordinary shares/CUFS registered in the name of the Director; and

•   1,850,000 options over unissued ordinary shares/CUFS comprising:

•    325,000 options under the 2001 Equity Incentive Plan (2001 Plan);

•    860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan (2006 Plan); and

•    665,600 options (TSR) under the 2006 Plan.

Class	Ordinary shares/CUFS and options

+	See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number acquired	360,267 ordinary shares/CUFS following vesting of Hybrid RSUs under the 2006 Plan.

Number disposed	308,818 ordinary shares/CUFS sold

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Vesting of Hybrid RSUs – Nil; and • Sale of Hybrid RSUs - $2,232,695.46

No. of securities held after change

Current relevant interest is:

•   741,371 ordinary shares/CUFS registered in the name of the Director; and

•   1,850,600 options over unissued ordinary shares/CUFS comprising:

•  325,000 options under the 2001 Plan;

•  860,000 options (ROCE) under the 2006 Plan; and

•  665,600 options (TSR) under the 2006 Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to vesting of Hybrid RSUs. The disposal of some of the shares is required to fund US State and Federal withholding tax obligations (which are payable on vesting of RSUs). Some additional shares have been sold on-market in compliance with the James Hardie stock accumulation policy and as referred to in the announcement to the ASX on 10 December 2010.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Louis Gries

+ See chapter 19 for defined terms. Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Date of change	• Vesting of Hybrid RSUs (formerly known as Executive Incentive Plan RSUs) issued in 2010: 7 June 2012 (Sydney time); and • Grant of new Hybrid RSUs: 7 June 2012 (US time).

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• 1,500,753 Relative TSR RSUs; and • 405,954 Hybrid RSUs (formerly referred to Executive Incentive Plan RSUs).

Interest acquired	166,459 Hybrid RSUs. Some or all of these RSUs will vest on 7 June 2013 depending on the Board’s exercise of negative discretion to allow between 0 and 100 of these RSUs to vest. These RSUs are granted pursuant to the 2006 JHISE Long Term Incentive Plan, as approved by shareholders at the 2011 Annual General Meeting.

Interest disposed	360,267 Hybrid RSUs vested on 7 June 2012.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the Restricted Stock Units.

Interest after change	Current interests in contracts are: • 1,500,753 Relative TSR RSUs; and • 212,146 Hybrid RSUs (formerly referred to Executive Incentive Plan RSUs).

Part 3 - +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable

If prior written clearance was provided, on what date was this provided?	Not applicable

+	See chapter 19 for defined terms.

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